Filed by OMI Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: Stelmar Shipping Ltd
                                                   Commission File No. 001-15176

OMI Corporation announced today that it had commenced discussions concerning a potential business combination transaction with Stelmar Shipping Ltd.

This release is not intended to constitute an offer to sell any OMI securities that might be issued in a potential transaction involving OMI and Stelmar nor an offer to purchase any Stelmar securities. Depending on future developments, OMI may file with the Securities and Exchange Commission a prospectus/proxy statement or other documents concerning a transaction which investors and securities holders should read if and when they become available. Such documents would contain important information about any transaction. Any such documents, when and if they become available, could be obtained free-of-charge from the SEC's web site at www.sec.gov. or from OMI, One Station Place, Stamford CT 06902, Attention: Corporate Secretary.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY OMI CORPORATION ON MAY 17, 2004:

STAMFORD, CONNECTICUT, May 17, 2004 - OMI Corporation (NYSE:OMM) of Stamford, Connecticut announced today that it had commenced discussions to combine OMI with Stelmar Shipping Ltd., a New York Stock Exchange listed company headquartered in Athens, Greece with symbol SJH. Stelios Haji-Ioannou, the founder of Stelmar, and his two siblings, who in the aggregate control approximately 27% of Stelmar's outstanding shares, have separately agreed to support this transaction and have entered into "standstill and support agreements" with OMI. OMI has committed, subject to reasonable satisfaction of due diligence, to make an offer to Stelmar's Board of Directors to enter into a merger agreement with Stelmar subject to customary terms and conditions so that on a fully diluted basis the shareholders of Stelmar would receive 40.5% in the combined entity based on an all stock transaction. Each Stelmar holder would be offered OMI common stock, but is expected to have the option to receive up to 25% of the offer price in cash.

OMI has a fleet of 37 vessels aggregating approximately 3.0 million dwt and has six vessels on order at shipyards aggregating approximately 232,000 dwt. Stelmar has a fleet of 41 vessels aggregating approximately 2.3 million dwt including five vessels on order at shipyards. The fleets are both significantly younger than industry average and are predominantly double hulled. The majority of the vessels in each of the company's fleets are product carriers that are on time charter.

There can be no assurance that an agreement will be reached between the companies. It is anticipated that the consummation of any agreement would be subject to the approval of shareholders of the companies as well as satisfaction of any regulatory or other conditions.

This release is not intended to constitute an offer to purchase any Stelmar securities nor an offer to sell any OMI securities that might be issued in a potential transaction involving OMI and Stelmar.